

07085501

NO ACT

PE 10-5-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



November 29, 2007

Patrick G. Quick
Foley & Lardner LLP
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI 53202-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/29/2007

Re: Oshkosh Truck Corporation
Incoming letter dated October 5, 2007

Dear Mr. Quick:

This is in response to your letters dated October 5, 2007 and October 26, 2007 concerning the shareholder proposal submitted to Oshkosh Truck by John Chevedden. We also have received letters from the proponent dated October 5, 2007, October 12, 2007, and October 29, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



FOLEY & LARDNER LLP

October 5, 2007

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5678
EMAIL pgquick@foley.com

CLIENT/MATTER NUMBER
061300-0108

Securities Exchange Act of 193
Rule 14a-8(i)(10

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted to Oshkosh Truck Corporation Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, Oshkosh Truck Corporation (the "Company"), to request your concurrence that the Company may exclude from the proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials") the shareholder proposal and the related statement of support (the "Proposal") that Mr. John Chevedden (the "Proponent") submitted to the Company in August 2007. We are attaching copies of the Proposal and related correspondence to this letter as Exhibit A.

For the reasons discussed below, we believe the Company may properly exclude the Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) under the Exchange Act on the basis that the Company has already substantially implemented the Proposal. We hereby request confirmation that the Office of Chief Counsel, Division of Corporation Finance (the "Staff") will not recommend enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials.

<u>Background</u>

In August 2007, the Company received the Proposal from the Proponent. The Proposal relates to the preferred share purchase rights (the "Rights") that the Company issued pursuant to the Rights Agreement, dated as of February 1, 1999, between the Company and Computershare Investor Services, LLC (as successor to Firstar Bank, N.A.), as Rights Agent, as amended November 1, 2002 (the "Rights Agreement"). Rights of this nature are often referred to as a "poison pill" or a "rights plan." The Proposal states that "[s]hareholders request that our Board take the steps to redeem our poison pill or subject it to a shareholder vote." Under the plain language of the Proposal, it is clear that the Proposal relates only to the existing Rights Agreement.

The Rights Agreement will expire by its terms on February 1, 2009 unless the Rights Agreement is amended to extend its term. Prior to the date the 2008 Proxy Materials are made available to the Company's shareholders, the Board of Directors of the Company (the "Board") intends to adopt a resolution to the effect that it will not extend the term of the Rights Agreement beyond its stated expiration date. As a result of that Board action, the Rights Agreement will expire on February 1, 2009. If the Board fails to adopt such a resolution, then the Company will include the Proposal in the 2008 Proxy Materials.

Explanation of Basis for Exclusion

Rules Allow Exclusion of a Proposal That Has Been Substantially Implemented. Rule 14a-8(i)(10) under the Exchange Act permits the exclusion of a proposal from a company's proxy materials if "the company has already substantially implemented the proposal." In interpreting Rule 14a-8(i)(10) and its predecessor, Rule 14a-8(c)(10), the Staff has established that a proposal need not be implemented in full or precisely as set forth by the proponent to be considered substantially implemented. *See Exchange Act Release No. 34-20091* (Aug. 16, 1983). A proposal may be properly excluded in those instances in which the company's actions satisfactorily address the proposal's underlying concerns. *See, e.g., Masco Corporation* (Mar. 29, 1999) (permitting exclusion of a proposal because the Company had "substantially implemented" the proposal by adopting a similar proposal that retained the underlying meaning and objective of the initial proposal). In effect, the "substantial implementation" standard for the exclusion of shareholder proposals and the "mootness" standard for exclusion that preceded it enable a company to "avoid the possibility of [its] shareholders having to consider matters that have been favorably acted upon by management..." *Exchange Act Release No. 34-12598* (Jul. 7, 1976).

Board Action with Stated Expiration Implements the Proposal. The operative language of the Proposal is that "our Board take the steps to redeem our poison pill or subject it to a shareholder vote." As explained more fully below, a logical reading of the Proposal is that it requests that the Rights Agreement be subjected to a shareholder vote at the Company's next annual meeting (*i.e.*, the Company's 2009 Annual Meeting of Shareholders) after the annual meeting at which shareholders vote on the Proposal (*i.e.*, the Company's 2008 Annual Meeting of Shareholders) unless the Company has redeemed the Rights before that meeting. The Board will have taken action prior to the date the 2008 Proxy Materials are made available to the Company's shareholders to the effect that the Board will not extend the term of the Rights Agreement beyond its stated expiration date; as a result, the Rights Agreement will expire in accordance with its terms *prior* to the 2009 Annual Meeting of Shareholders. As explained in more detail below, given the expiration date of the Rights Agreement, the Board's resolution not to extend the term of the Rights Agreement substantially implements the Proposal. Accordingly, there is nothing to be gained by presenting the Proposal to shareholders at the 2008 Annual Meeting of Shareholders. In light of the Board's action that will already have been taken, there is essentially no further action necessary to satisfy the Proposal.

The Staff Has Allowed Exclusion of Rights Plan Proposals on this Basis. In a number of no-action letters, the Staff has concurred that a shareholder proposal to redeem an already-existing rights plan can be excluded on the grounds that actions by a company's board of directors to cause the plan to terminate at a later date constitute substantial implementation of the proposal. In *AvalonBay Communities, Inc.* (Mar. 7, 2002), for example, the Staff allowed exclusion of a proposal to redeem a poison pill unless the pill was approved by shareholders where the board of directors adopted an amendment to the poison pill to accelerate the expiration date of the pill to a date prior to the date of the annual meeting at which the proposal would be considered. *See also Praxair, Inc.* (Dec. 24, 2003; reaffirmed Feb. 13, 2004) (permitting exclusion of a proposal to redeem a rights agreement on grounds of "substantial implementation" after the board resolved to amend the rights agreement to require its termination at a future date); *Lear Corporation* (Jan. 10, 2005) (proposal calling for the redemption of any poison pill deemed to have been substantially implemented after the board adopted an amendment to its rights plan to accelerate the expiration date of the plan); and *TJX Companies* (Mar. 12, 1994) (proposal to redeem shareholder rights plan properly excluded as "moot" because the board had already adopted a resolution to redeem the rights at a specified future date).

More recently, in *Morgan Stanley* (Feb. 14, 2005), the Staff granted Rule 14a-8(i)(10) relief for a proposal to "redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present," where the rights agreement would expire by its terms 37 days after the annual meeting and the company's board of directors resolved that the poison pill would not be renewed following its expiration. Similarly, in *Schering-Plough Corporation* (Feb. 28, 2008), the Staff agreed that a shareholder proposal identical to the Proposal was properly excluded where the rights agreement would expire by its terms 53 days after the annual meeting and the company's board of directors resolved that the poison pill would not be renewed following its expiration. In both cases, the rights agreement expired after the date of the annual meeting at which the proposal would have been considered but before the next annual meeting at which any shareholder vote on the poison pill would occur.

The Company's Circumstances are Analogous. In the Company's instance, the Rights Agreement will expire on February 1, 2009, after the annual meeting at which the Proposal would be considered (*i.e.*, the 2008 Annual Meeting of Shareholders) but prior to the Company's next annual meeting (*i.e.*, the 2009 Annual Meeting of Shareholders). Further, similar to the boards of directors in *Morgan Stanley* and *Schering-Plough*, the Board will adopt a resolution, prior to the date the 2008 Proxy Materials are made available to the Company's shareholders, to the effect that it will not extend the term of the Rights Agreement beyond its stated expiration date. Because the Rights Agreement will expire on February 1, 2009, prior to the 2009 Annual Meeting of Shareholders, and its term will not be extended, the Proposal has been substantially implemented. In accordance with Company practice to hold its Annual Meeting of Shareholders on the first Tuesday of February, the 2009 Annual Meeting of Shareholders will be scheduled for February 3, 2009.

The Timing of Expiration Supports Exclusion. The expiration of the Rights Agreement in accordance with its terms satisfies the objective of the Proposal that the Rights Agreement be submitted to a shareholder vote unless the Rights are earlier redeemed by the Company. The Proposal does not include any timing requirement for the redemption of the Rights or the submission of the Rights Agreement to a shareholder vote, which is something that many rights plan proposals address. For example, the proposal in *Morgan Stanley* requested the company's board of directors to redeem the poison pill or submit it to a shareholder vote "as soon as practicable." In light of the Proposal's silence on the subject of timing, a logical reading of the Proposal is that it contemplates subjecting the Rights Agreement to a shareholder vote at the Company's 2009 Annual Meeting of Shareholders unless the Company has redeemed the Rights prior to the time of that meeting. The expiration of the Rights Agreement in accordance with its terms satisfies the Proposal as follows:

- If the Company included the Proposal in the 2008 Proxy Materials, the shareholders would act on the Proposal at the 2008 Annual Meeting of Shareholders on February 5, 2008.

- Shareholder approval of the Proposal would have the effect of a request by shareholders through their vote on February 5, 2008 that the Board subject the Rights Agreement to a shareholder vote. There is no reason to suggest that the Proposal contemplates a special meeting of shareholders.

- Therefore, the Rights Agreement would be subjected to a shareholder vote at the next scheduled vote of the Company's shareholders, which will occur at the 2009 Annual Meeting of Shareholders to be scheduled for February 3, 2009.

- As noted above, as a result of the Board's action, the Rights Agreement will have expired by its terms on February 1, 2009, prior to the 2009 Annual Meeting of Shareholders.

The expiration of the Rights Agreement will clearly satisfy the objective of the Proposal that the Rights Agreement be submitted to a shareholder vote unless the Rights are earlier redeemed by the Company. Accordingly, given the language of the Rights Agreement under which it expires on February 1, 2009, the Board's resolution not to extend the term of the Rights Agreement substantially implements the Proposal.

Moreover, even if one were to assume that the Proposal includes a timing requirement similar to that in *Morgan Stanley*, the determination that the Proposal has been substantially implemented should remain. In determining whether a proposal has been substantially implemented, the Staff has consistently placed greater emphasis on the material implementation of the underlying objectives of the proposal than on differences between the company's timing for implementing the proposal and the timing for such implementation suggested by the proposal. *See, e.g., Comarco, Inc.* (Mar. 8, 2006); *accord Raytheon Company* (Jan. 26, 2005) (policy stating that any future rights plan adopted by the company's board without prior shareholder approval would expire within one year of its adoption unless ratified by the shareholders substantially implemented a proposal that would have required shareholder approval within four months). *See also Masco Corporation, supra.* Here, the underlying objective of the Proposal is the submission of the Rights Agreement to a shareholder vote unless the Rights are redeemed beforehand. The Board's resolution not to extend the term of the Rights Agreement substantially satisfies this objective.

The Proposal Does Not Address Future Plans. Because the Proposal does not address future rights agreements that the Company may enter into, the expiration of the existing Rights Agreement substantially implements the Proposal. In each of *Morgan Stanley* and *Schering-Plough*, the company's board of directors had also resolved or adopted a policy that any future rights agreement would be submitted to shareholders. In addition, a great number of shareholder proposals, including a number of proposals that the Proponent recently submitted to other companies, request not only the redemption of a current rights plan, but also the submission of any future rights plan to a shareholder vote. Here, because the Proposal refers only to "our poison pill" and is completely silent as to future rights agreements, the focus is rightfully on the existing Rights Agreement. This proposition is supported by *Morgan Stanley* where the Staff, in considering a proposal that referred only to "any active poison pill," based its decision that the proposal had been substantially implemented on the fact that the "active" rights agreement would expire 37 days after the annual meeting and would not be renewed. That Morgan Stanley had in effect a policy concerning a future rights agreement did not affect the Staff's determination whether the proposal had been substantially implemented.

Conclusion. The Proposal states that "[s]hareholders request that our Board take the steps to redeem our poison pill or subject it to a shareholder vote." As the sequence set forth above illustrates, the expiration of the Rights Agreement prior to the 2009 Annual Meeting of Shareholders satisfies the terms of the Proposal. Therefore, the expiration of the Rights Agreement at that time substantially implements the Proposal.

Rule 14a-8(j)

In accordance with Rule 14a-8(j) under the Exchange Act, six additional copies of this letter, including the annexed Proposal and related correspondence, are enclosed herewith. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits are being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2008 Proxy Materials.

The Company will hold its 2008 Annual Meeting of Shareholders on February 5, 2008 and currently intends to mail the 2008 Proxy Materials to shareholders, and file its definitive proxy materials with the Commission, on or about December 17, 2007. The date 80 days from the date of this letter is December 24, 2007. Accordingly, we are submitting this letter fewer than 80 days before the Company intends to file its definitive proxy materials with the Commission. If necessary, the Company will postpone the date on which it intends to mail and file the 2008 Proxy Materials so that that date is at least 80 days after the date we submitted this letter. However, Rule 14a-8(j) provides that the Staff may permit the Company to make its submission fewer than 80 days before the Company files its definitive proxy materials if the Company demonstrates good cause for missing the deadline. Because of the facts described below, the Company respectfully requests a waiver of the 80-day requirement and submits that, in light of these facts, the Company had "good cause" for its inability to meet the 80-day requirement.

The Board had its first opportunity to consider the Proposal at its scheduled mid-September meeting. Since that meeting, the Company and the Proponent have been engaged in ongoing, good faith written and oral communications with respect to the conditions under which the Proponent might withdraw the Proposal. Throughout these communications, the Company has attempted to satisfy the requests of the Proponent without having to include the Proposal in the 2008 Proxy Materials. It now appears that the Company will be unable to satisfy the Proponent in any manner other than by including the Proposal in the 2008 Proxy Materials. Because the Company has delayed the submission of this letter in hopes of reaching an agreement with the Proponent, the Company cannot timely submit this letter to the Staff without postponing the date on which it intends to mail and file the 2008 Proxy Materials. Additionally, because of the ongoing communications between the Proponent and the Company, we respectfully submit that the Proponent is already familiar with the Company's position as articulated in this request and will have an adequate opportunity to respond to it, consistent with the purpose of Rule 14a-8(j).

Conclusion

For the reasons set forth above, we believe that the Company may exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(10), and we hereby request confirmation that the Staff will not recommend any enforcement action if the Company so excludes the Proposal.

The Company anticipates that the 2008 Proxy Materials will be finalized for printing in December 2008 to meet the Company's schedule for filing and mailing definitive proxy materials. The Staff's prompt review of this matter would be greatly appreciated. If the Staff disagrees with any of our conclusions, or is not inclined to grant the advice or relief requested in this letter, then we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. If you have any questions or if you require any additional information concerning this letter and the matters we discuss in this letter, please contact me at (414) 297-5678 or John K. Wilson at (414) 297-5642.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided for that purpose.

Very truly yours,



Patrick G. Quick

cc: Bryan J. Blankfield
Pamela Patzke
Oshkosh Truck Corporation

John K. Wilson
Spencer T. Moats
Foley & Lardner LLP

EXHIBIT A

JOHN CHEVEDDEN

Nelson Avenue, No. 205
Jo Beach, CA 90278

310-371-7872

RECEIVED
AUG 16 2007

Mr. Bryan J. Blankfield
Corporate Secretary
Oshkosh Truck Corporation
2307 Oregon St
Oshkosh WI 54902
Phone: 920 235-9151
Fax: 920 233-9314
FX: 920-233-9231 (AUG. 16, 2007)

Rule 14a-8 Proposal

Dear Mr. Blankfield,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of saving company expenses please communicate via email to olmsted7p(at)earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



John Chevedden

August 1, 2007

cc: Robert G. Bohn
Chairman



08/16/2007 09:46 3103717872 PAGE

[Rule 14a-8 Proposal, August 1, 2007]

3 – Redeem Our Poison Pill

RESOLVED: Shareholders request that our Board take the steps to redeem our poison pill or subject it to a shareholder vote. Currently our management is protected by a poison pill that triggers at a low 15% threshold. A poison pill has the potential to give our directors increased job security if our stock price declines significantly due to our directors' poor performance.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

This topic won a 52% yes-vote average at 12 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

John Chevedden, Redondo Beach, Calif., who sponsored a number of proposals on this topic, said the advantage for adopting this proposal should be evaluated in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported for our company (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent research firm rated our company:
  "Moderate" in Overall Governance Risk Assessment.
  "Moderate Concern" regarding our Board of Directors.

- We had no Independent Chairman nor even a Lead Director.
- No Cumulative voting right.
- No shareholder right to act by written consent.

- Directors Fites and Cornog were designated "Accelerated Vesting" directors due to their service on a board that accelerated stock option vesting just prior to implementation of FAS 123R.
- Director Mosling was potentially conflicted – due to non-director business with our company.
- Plus Directors Mosling and Andersen had 31-years tenure which could impact their independence.

- We had no Compensation or Nomination Board Committee.
- We had not yet graduated to a majority vote election standard.
- We had supermajority vote barriers as high as 80%.

The above deficiencies shows there is room for improvement and serves as an opportunity for other shareholders, who own at least $2000 of stock, to submit proposals similar to this regarding some of the above topics. These deficiencies also reinforce the reason to take one step forward now and vote yes:

Redeem Our Poison Pill
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

OSHKOSH TRUCK CORPORATION

ISO 9001 CERTIFIED

2307 OREGON STREET
POST OFFICE BOX 2566
OSHKOSH, WISCONSIN 54903-2566
920-235-9151


OSHKOSH

August 29, 2007

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

This letter acknowledges receipt of your Rule 14a-8 Proposal. While the letter is dated August 1, 2007, it was first received with your August 15, 2007 email. A second copy was received by facsimile on August 16, 2007.

Please forward the broker letter you reference to my attention at the headquarters address, P.O. Box 2566, Oshkosh, WI 54903-2566. A copy can also be sent to fax number 920-233-9231.

Sincerely,

Bryan J. Blankfield
Corporate Secretary
Oshkosh Truck Corporation



National Financial Services LLC
Operations and Services Group
[illegible] 0525, Smithfield, [illegible]

Post-it® Fax Note 7671	Date 8-31-07 / # of pages ▶
To Bryan Blankfield	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 920-233-9231	Fax #

August 31, 2007

John Chevedden
Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in Oshkosh Truck Corp. ("OSK").

I can confirm that John Chevedden has continuously held no less than 200,000 shares of OSK since July 1, 2006.

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 27941. I am available Monday through Friday, 10:00 a.m. to 6:30 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Services Specialist

Our File: W044265-30AUG07


Fidelity

Smart move:

---- Forwarded by Bryan Blankfield/OSK/OTC on 09/11/2007 10:05 AM ----



olmsted
<olmsted7p@earthlink.net>
09/11/2007 09:55 AM

To "Bryan J. Blankfield" <BBlankfield@oshtruck.com>
cc "CFLETTERS@SEC.GOV" <CFLETTERS@SEC.GOV>
Subject Broker Letter OSK

Mr. Bryan J. Blankfield
Corporate Secretary
Oshkosh Truck Corporation (OSK)
2307 Oregon St
Oshkosh WI 54902
Phone: 920 235-9151

Dear Mr. Blankfield,
The requested broker letter was faxed to you on August 31, 2007. Please confirm today by email that it was received. Also please advise today whether there is any question on the letter meeting the requirement and whether any additional documentation is needed.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Pamela Patzke/OSK/OTC	To	olmsted7p@earthlink.net
09/19/2007 11:22 AM	cc	Bryan Blankfield/OSK/OTC@OTC
	bcc	
	Subject	Fw: Rule 14a-8 Proposal

Dear Mr. Chevedden:

By way of introduction, I am attorney in the Oshkosh Truck Corporation legal department, reporting to Mr. Blankfield.

I wanted to let you know that we have received the information requested from your broker and have confirmed that this meets the requirements for the filing of a proposal under Rule 14a-8.

Mr. Blankfield and I believe that it would be helpful to have a brief conversation with you and would appreciate your proposing a few times that are convenient for you.

Due to travel schedules, today is preferred. Both Bryan and I have a commitment this evening, so suggestions of times prior to 5 pm central time will be appreciated. We should be able to accommodate times later this week, but that will require a bit more planning. If that is your preference, it will be helpful if you give us several times on both Thursday and Friday so that we can ensure that we are able to meet.

I look forward to receiving your response and thank you for your attention.

Regards,
Pamela Patzke

Pamela Patzke
Associate General Counsel - Corporate & Securities
2307 Oregon Street
P.O. Box 2566
Oshkosh, WI 54903-2566
Phone - 920-233-9301
Fax - 920-233-9231



olmsted
<olmsted7p@earthlink.net>
09/19/2007 12:40 PM

To <ppatzke@oshtruck.com>
cc <BBlankfield@oshtruck.com>
bcc
Subject (OSK) Rule 14a-8 Proposal

Dear Ms. Patzke, Thank you for confirming that the proposal meets the requirements for the filing of a proposal under Rule 14a-8. I will be glad to speak to one person only. Good times today would be between 11:00 a.m and 11:30 a.m. and between 2:00 p.m. and 3:00 p.m. Pacific time. Also I expect be be available much of the time today otherwise.
Sincerely,
John Chevedden
310-371-7872

Pamela Patzke/OSK/OTC
09/24/2007 02:04 PM

To olmsted7p@earthlink.net
cc
bcc
Subject Fw: Rule 14a-8 Proposal

Hello Mr. Chevedden:

I would like to know when would be a convenient time for us to follow-up to our discussion of last week.

I am available today until 3 pm CDT and tomorrow, any time prior to 10 am and after 11 am CDT tomorrow.

I look forward to your reply and thank you for your attention,
Pamela

Pamela Patzke
Associate General Counsel - Corporate & Securities
2307 Oregon Street
P.O. Box 2566
Oshkosh, WI 54903-2566
Phone - 920-233-9301
Fax - 920-233-9231



olmsted
<olmsted7p@earthlink.net>
09/24/2007 08:17 PM

To <ppatzke@oshtruck.com>
cc
bcc
Subject Re Rule 14a-8 Proposal

History: This message has been replied to.

Dear Ms. Patzke, After 11 am CDT Tuesday should be fine.
John Chevedden


Pamela Patzke/OSK/OTC
09/25/2007 08:15 AM

To olmsted <olmsted7p@earthlink.net>
cc
bcc
Subject Re: Re Rule 14a-8 Proposal

Thank you. I will call you then.

Pamela Patzke
Associate General Counsel - Corporate & Securities
2307 Oregon Street
P.O. Box 2566
Oshkosh, WI 54903-2566
Phone - 920-233-9301
Fax - 920-233-9231
olmsted <olmsted7p@earthlink.net>

Pamela Patzke/OSK/OTC
09/25/2007 02:58 PM

To olmsted7p@earthlink.net
cc
bcc
Subject Timing of response

Mr. Chevedden:

I just wanted to let you know that due to some scheduling issues for me this afternoon, I have not been able to finish the document I promised you. It will be coming tomorrow.

I appreciate your understanding.

Pam

Pamela Patzke
Associate General Counsel - Corporate & Securities
2307 Oregon Street
P.O. Box 2566
Oshkosh, WI 54903-2566
Phone - 920-233-9301
Fax - 920-233-9231

Pamela Patzke/OSK/OTC	To	olmsted7p@earthlink.net
09/26/2007 03:14 PM	cc	
	bcc	Bryan Blankfield/OSK/OTC@OTC
	Subject	Proposed Email to Chevedden

Mr. Chevedden:

I wanted to take a little extra time to prepare this follow-up to our conversation.

Rather than go through the step of sending a draft letter, I thought it would be more helpful to recap the information shared in our prior conversations and the company's recommendation for moving forward.

I would first remind you that you have previously agreed that the information shared in our prior conversations, which is re-stated here, is non-public and that you must maintain the confidentiality of that information until it is publicly announced, if ever. Any public release of that information by you, prior to a public announcement by the company, would be a violation of this confidentiality agreement.

In our prior conversation we have discussed the Shareholder Proposal that you filed in accordance with Securities and Exchange Commission Rule 14a-8. In that proposal you have requested:

". . . our Board take the steps to redeem our poison pill or subject it to a shareholder vote."

In our last conversation, we discussed that the rights plan, that is the subject of your proposal, will expire on its terms in February 2009. If accepted, your proposal would be included in the proxy for shareholder vote in February 2008. If shareholders agreed with the proposal, the earliest there could be a vote of shareholders on the plan itself would be February 2009, coinciding with the expiration of the plan.

Given this timing, it is in the interest of all of the shareholders of the company to address this issue in the most cost effective and efficient manner possible.

With this as its goal, the Board of the company will agree to allow the rights plan to expire, by its terms, in February 2009, provided you withdraw the proposal in a timely manner. It is the company's view that this will substantially meet all of the terms of your proposal as written, especially given the timing issues reviewed above.

In addition, since the company fiscal year end is September 30, provided the proposal has been appropriately withdrawn, the Board will agree to include a statement in the 10-K, to be sent to shareholders before the end of the calendar year, indicating that the plan will be allowed to expire by its terms in February 2009.

Please contact me to discuss at your earliest convenience.

Sincerely,
Pamela Patzke

Pamela Patzke
Associate General Counsel - Corporate & Securities
2307 Oregon Street
P.O. Box 2566
Oshkosh, WI 54903-2566
Phone - 920-233-9301
Fax - 920-233-9231

Pamela Patzke/OSK/OTC	To	olmsted7p@earthlink.net
10/01/2007 09:05 AM	cc	
	bcc	
	Subject	14a-8 Proposal

Mr. Chevedden:

I just received a notice that my earlier email apparently did not reach you. If you could please confirm receipt of this email, that would be appreciated.

In response to your voice message received last Thursday concerning timing, I can advise you that the Company's Board of Directors, to meet their fiduciary duties, on due consideration of all relevant factors, may make decisions to act or refrain from acting, when in the Board's judgment, doing so furthers the interests of our shareholders.

Please advise if you have any additional questions. Also, we would appreciate your confirming by close of business (5 CDT) this Wednesday, October 3, whether you will be withdrawing your proposal based on our offer (reproduced below). We do not want to incur expenses for the preparation and filing of documentation with the SEC if not needed.

Thank you for your continued attention to this matter.

Sincerely,
Pamela



MEMORANDUM **LEGAL DEPARTMENT**

DATE: October 5, 2007

TO: Memo to File

CC:

FROM: Pam Patzke (ext. 22301)

SUBJECT: Transcribed Voice Message from Mr. Chevedden

Date of call: October 3, 2007
Time of call: 12:16 a.m.

Ms. Patzke,

John Chevedden. I think it is in the best interest of the Shareholders that the proposal be published in the proxy.

Thank you very much.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

October 5, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Oshkosh Truck Corporation (OSK)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Poison Pill
John Chevedden

Ladies and Gentlemen:

This is an initial response to the company no action request which is dated October 5, 2007 starting at page 2.

This is the Resolved statement:
"3 – Redeem Our Poison Pill
"RESOLVED: Shareholders request that our Board take the steps to redeem our poison pill or subject it to a shareholder vote. Currently our management is protected by a poison pill that triggers at a low 15% threshold. A poison pill has the potential to give our directors increased job security if our stock price declines significantly due to our directors' poor performance."

Thus the rule 14a-8 proposal requests the company to "redeem our poison pill or subject it to a shareholder vote." If one temporarily accepts the company argument that there is no point to subject the poison pill to a shareholder vote, then there is still nothing to prevent the company from redeeming the poison pill from up to 11-months ahead of schedule. Therefore if this proposal receives a strong shareholder vote at the February 2008 annual meeting, it could be adopted almost immediately by the board in response to the shareholder vote.

The company presented no argument that there is nothing to be gained for the board to adopt a shareholder proposal by redeeming the pill promptly after it receives a strong shareholder vote, for instance in February or March 2008 as opposed to waiting until 2009.

Additionally the company claims credit for communication with the proponent. Unfortunately this communication included the statement or threat that one reason to withdraw this proposal is that the company would strictly enforce the rules regarding a qualified representative making the required annual meeting presentation, should this proposal be published in the proxy.

For the above reasons it is respectfully requested that concurrence not be granted to the company on the purported basis of substantial implementation. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Pamela Patzke <ppatzke@oshtruck.com>
Oshkosh Truck Corporation (OSK)
Associate General Counsel - Corporate & Securities
2307 Oregon Street
P.O. Box 2566
Oshkosh, WI 54903-2566
Phone - 920-233-9301
Fax - 920-233-9231


KEIRSEY.COM

If a man does not keep pace with his companions, perhaps it is because he hears a different drummer. Let him step to the music which he hears, however measured or far away. —Henry David Thoreau

DIFFERENT DRUMMERS

Excerpted from Please Understand Me II

If I do not want what you want, please try not to tell me that my want is wrong.

Or if I believe other than you, at least pause before you correct my view.

Or if my emotion is less than yours, or more, given the same circumstances, try not to ask me to feel more strongly or weakly.

Or yet if I act, or fail to act, in the manner of your design for action, let me be.

I do not, for the moment at least, ask you to understand me. That will come only when you are willing to give up changing me into a copy of you.

I may be your spouse, your parent, your offspring, your friend, or your colleague. If you will allow me any of my own wants, or emotions, or beliefs, or actions, then you open yourself, so that some day these ways of mine might not seem so wrong, and might finally appear to you as right -- for me. To put up with me is the first step to understanding me. Not that you embrace my ways as right for you, but that you are no longer irritated or disappointed with me for my seeming waywardness. And in understanding me you might come to prize my differences from you, and, far from seeking to change me, preserve and even nurture those differences.

The point of this book is that people are different from each other, and that no amount of getting after them is going to change them. Nor is there any reason to change them, because the differences are probably good, not bad.

People are different in fundamental ways. They want different things; they have different motives, purposes, aims, values, needs, drives, impulses, urges. Nothing is more fundamental than that. They believe differently: they think, cognize, conceptualize, perceive, understand, comprehend, and cogitate differently. And of course, manners of acting and emoting, governed as they are by wants and beliefs, follow suit and differ radically among people.

Differences abound and are not at all difficult to see, if one looks. And it is precisely these variations in behavior and attitude that trigger in each of us a common response: Seeing others around us differing from us, we conclude that these differences in individual behavior are but temporary manifestations of madness, badness, stupidity, or sickness. In other words, we rather naturally account for variations in the behavior of others in terms of flaw and afflictions. Our job, at least for those near us, would seem to be to correct these flaws. Our Pygmalion project, then, is to make all those near us just like us.

Fortunately, this project is impossible. To sculpt the other into our own likeness fails before it begins. People can't change form no matter how much and in what manner we require them to. Form is inherent, ingrained, indelible. Ask a snake to swallow itself. Ask a person to change form--think or want differently--and you ask the impossible, for it is the thinking and wanting that is required to change the thinking and wanting. Form cannot be self-changing.

Of course, some change is possible, but it is a twisting and distortion of underlying form. Remove the fangs of a lion and behold a toothless lion, not a domestic cat. Our attempts to change spouse, offspring, or others can result in change, but the result is a scar and not a transformation.

The belief that people are fundamentally alike appears to be a twentieth century notion. Probably the idea is related to the growth of democracy in the Western world. If we are equals then we must be alike. Freud believed we are all driven from within by Eros, and that what seem to be "higher" motives are merely disguised versions of Eros. His colleagues and followers took issue with him, though most retained the idea of singular motivation. Adler (1956) saw us all seeking power (and later social solidarity). Sullivan (1940) took up the later Adlerian theme and put social solidarity as the basic instinctual craving. Finally, the Existentialists--e.g., Fromm (1941)--had us seeking after the Self. Each appealed to instinct as purpose, and each made one instinct primary for everybody.

Jung (1923) disagreed. He said that people are different in fundamental ways even though they all have the same multitude of instincts (archetypes) to drive them from within. One instinct is no more important than another. What is important is our preference for how we "function." Our preference for a given "function" is characteristic, and so we may be "typed" by this preference. Thus Jung invented the "function types" or "psychological types."

At about the same time (the turn of the century) another European psychiatrist, Kretschmer (1925), said that there are very basic differences in temperament. We are divided into two opposed temperamental camps, the "schizoid" and the "cycloid." In saying this Kretschmer was getting at pretty much what Jung was, although their terminology and emphasis completely obscured this common ground. Both Jung and Kretschmer were ignored as far as their typologies were concerned, while those who spoke of sameness dominated both clinical and lay thought.

The differences of which Jung and Kretschmer spoke were known long ago. The Greek Hippocrates (McKinnon, 1944; Roback, 1927) told of four temperaments, easily recognized as schizoform and cycloform: Sanguine, Choleric, Phlegmatic, and Melancholic. Many since have proposed basic differences in personality, temperament, or character, each in turn ignored. There would seem to be a kind of built-in reason for us to believe we are all alike. Yet there is so much advantage to thinking of people as different from each other in valuable ways, why neglect this approach? Typology is no less and no more "scientific" than the (fruitless) efforts of academic psychology to handle the problem of human differences. Science, after all, is no more than careful study, with self-imposed safeguards to keep from presupposing what one is setting out to prove.

Isabel Myers (1962) must be credited with bringing Jung's typology to life. Her creation and refinement of a procedure for determining type in individuals opened the theory of types to research. Her invention, the Myers-Briggs Type Indicator, made possible the decades of research by Educational Testing Services (a Research Institute) and the amassing of vast amounts of information regarding the behavior and attitudes of the types in a wide variety of enterprises and walks of life. The Myers-Briggs Type indicator makes the Function Type theory of Jung available and personally significant to any individual.

Suppose it is so that people differ in the ways that Jung and Kretschmer believed. Then we do violence to others when we assume their differences to be flaws and afflictions. In this misunderstanding of others we also diminish our ability to predict what they will do. Likewise, we cannot even reward others should we want to, since what is reward to us is a matter of indifference to the other: "to each his own" is the old saying, now modernized as "different strokes for different folks." To achieve the intent of these sayings will take a lot of work in coming to see our differences as something other than flaws.

The payoff of such work is that you can look at your spouse, for example, as a different person; someone you don't quite understand, but someone that you can, with a sense of puzzlement perhaps, gradually come to appreciate. Similarly, you can gain an appreciation of your offspring, parent, superior, subordinate, colleague, and friend. If Jung and Kretschmer are right, much can be gained by this study.



FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5678
EMAIL pgquick@foley.com

CLIENT/MATTER NUMBER
061300-0108

October 26, 2007

Securities Exchange Act of 1934
Rule 14a-8(i)(10)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street N.E.
Washington, D.C. 20549

Re: Rule 14a-8(i)(10) No-Action Request Submitted October 5, 2007

Ladies and Gentlemen:

Please refer to our letter dated October 5, 2007 (the "Original Request") that we submitted on behalf of our client Oshkosh Truck Corporation (the "Company") regarding the shareholder proposal and the related statement of support (the "Proposal") that Mr. John Chevedden (the "Proponent") submitted to the Company in August 2007. This letter responds in general terms to the Proponent's objections to the Original Request as set forth in the Proponent's objection letters to the Staff dated October 5, 2007 and October 12, 2007. Capitalized terms used but not defined in this letter shall have the respective meanings ascribed to them in the Original Request. We respectfully request that you consider the following:

1. The Proponent May Not Rewrite the Proposal. In his responses, the Proponent argues that, to substantially implement the Proposal, the Company must both redeem the Rights and do so prior to the February 1, 2009 expiration date of the Rights Agreement. The Proponent's argument (a) is inconsistent with the plain language of the Proposal, which presents an alternative: "[s]hareholders request that our Board take the steps to redeem our poison pill *or* subject it to a shareholder vote" (*emphasis added*), and (b) seeks to add a time requirement that is not in the Proposal. If the Proponent only wanted the Rights redeemed and further wanted this done prior to February 1, 2009, then the Proponent should have stated this in the Proposal as he has done in other instances as to timing.[1] He should not now be allowed to rewrite the Proposal to eliminate

[1] In contrast to the Proposal, the Proponent has included specific timing requirements in proposals he has submitted to other companies. *See, e.g., Sempra Energy* (January 25, 2006) ("Shareholders request our Board of Directors to redeem any poison pill...as soon as may be practicable."); *The Home Depot, Inc.* (March 7, 2005) ("Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board."); *Raytheon Company* (January 26, 2005) ("Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is

one of the two equal alternatives in the Proposal or to impose timing requirements not originally included.

2. The Proposal Does Not Apply to Future Rights Plans. The Proponent argues that a non-existent, future rights plan, which he supposes may be adopted subsequent to the expiration of the Rights Agreement, comes within the meaning of "our poison pill" as written in the Proposal. This too is inconsistent with the ordinary meaning of the Proposal. The use of the word "our" in the Proposal clearly contemplates only the Company's existing Rights Agreement. The Proponent drafted the Proposal and elected to focus only on the Company's existing Rights Agreement, contrary to what he has done in other cases.[2] He cannot now "edit" the Proposal to argue that it extends to non-existent, future rights agreements.

3. The Company's Action Fully Implements the Proposal. In stating that the Company "argues that it can implement the proposal by doing almost nothing," the Proponent both misunderstands and misstates the Company's position. At its November 15, 2007 meeting, the Board intends to adopt a resolution to the effect that it will not extend the term of the Rights Agreement beyond its stated expiration date. The Board's action will be effective prior to the date the 2008 Proxy Materials are made available to the Company's shareholders. That this action is occurring after the Company submitted the Original Request does not affect the result. The Staff has accepted companies' representations as sufficient grounds for granting no-action relief pursuant to Rule 14a-8(i)(10).[3]

   If the Company were to include the Proposal in the 2008 Proxy Materials and shareholders were to vote in favor of the Proposal (at the 2008 Annual Meeting of Shareholders), a shareholder vote on the Rights Agreement would not occur until the 2009 Annual Meeting of Shareholders. However, as a result of the Board's action at its November 15, 2007 meeting, the Rights Agreement will no longer exist at the time of the 2009 Annual Meeting of Shareholders, rendering a shareholder vote on the Rights Agreement moot. Accordingly, the Board's resolution not to extend the term of the Rights Agreement substantially implements the Proposal.

4. Acceleration of the Expiration Date is Not Required. The Proponent argues that "the [C]ompany does not address why it has not moved forward the expiration date of its poison pill just like its purported precedents did." As with the Proponent's other arguments, this both ignores the

---

adopted by the Board."); and *Lear Corporation* (January 10, 2005) ("The shareholders...request our Board of Directors to redeem any poison pill...as soon as may be practicable.").

[2] In contrast to the Proposal, the Proponent has expressly extended his proposal to future agreements in numerous proposals he has submitted to other companies. *See, e.g., The Home Depot, Inc., supra*; *Raytheon Company, supra*; and *Weyerhaeuser Company* (March 8, 2004) ("the shareholders...request that the Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill").

[3] *See Masco Corporation* (March 29, 1999) and *Erie Indemnity Company* (March 15, 1999).

language of the Proposal, which does not request an acceleration of the expiration date, and misreads the Company's cited precedents. In both *Morgan Stanley* (February 14, 2005) and *Schering Plough Corporation* (February 28, 2007), the Staff granted Rule 14a-8(i)(10) relief in the absence of any action by the company to accelerate the expiration date of its rights plan.

Finally, while the Company reminded the Proponent that presenting the Proposal at the 2008 Annual Meeting of Shareholders would require compliance with the requirements of Rule 14a-8(h), the Company objects to the suggestion that this constituted a "threat" to the Proponent in any way.

Thank you for your consideration of our request. The Company will provide additional evidence in support or explanation of its position in this letter and in the Original Request as the Staff may require. If you have any questions, please do not hesitate to contact me at (414) 297-5678 or John K. Wilson at (414) 297-5642.

Very truly yours,



Patrick G. Quick

cc: Bryan J. Blankfield
Pamela Patzke
Oshkosh Truck Corporation

John K. Wilson
Spencer T. Moats
Foley & Lardner LLP

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

October 29, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Oshkosh Truck Corporation (OSK)
 # 3 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Poison Pill
John Chevedden

Ladies and Gentlemen:

This is an additional response to the company no action request which is dated October 5, 2007 starting at page 2 of the company letter.

The company argues that it can implement a proposal by doing almost nothing. The company claims that in November 2007 that it will merely reaffirm a date set more than 8-years ago. This is additionally inconsequential because the company does not claim that it had earlier indicated that it would extend its poison pill past February 2009. Twenty-four days have past since the company October 5, 2007 no action request and the company has not even provided a draft of its proposed reaffirmation of an 8 year-old date.

This is contrary to precedents the company cited where other companies took a variety of actions such as moving forward poison pill expiration dates and other actions that limited the use of poison pills. The company does not address why it has not moved forward the expiration date of its poison pill to be consistent with its purported precedents. The company essentially claims that a poison pill expiring 37-days or 53-days after an annual meeting at other companies is as effective as a poison pill expiring 360-days after the company's next annual meeting. The company claims that if it takes 5 or 10-times as long for a purportedly similar event, as cited in its own precedents, that it should get the same credit as the companies that acted 5 to 10-times faster.

Redeeming the pill clearly has priority over a shareholder vote on it, based on the preference indicated by the ordering of the text.

The company "logical reading of the Proposal" omits the fact that the first priority of the proposal is to "redeem" the pill. Then as a secondary accommodating option the company is asked to subject the pill to a shareholder vote. Furthermore the company does not even claim its "logical reading of the Proposal" is likely to be the most accurate "logical reading of the Proposal." The company does not address its "logical reading" argument to the that fact that the 4-word title of the proposal at both the beginning and the conclusion of the proposal is "Redeem Our Poison Pill."

The company does not answer why, if its does not want to do the emphasized first part of the proposal (redeem the pill), that it should then be given special consideration and a special interpretation so that it does not have to do the second part of the proposal – a shareholder vote.

The company argument, if successful, would have a chilling effect on shareholders including a second accommodating option in rule 14a-8 proposals. The company essentially claims that if it is asked to do A and is given the accommodating option of B, which is less than A, it is therefore entitled to come up with C, which is lees than B, and then collect full credit for A.

The text of the proposal refers to "our poison pill." It does not specify a poison pill expiring on a particular date. If the company adopts a new poison pill, it does not claim that such a new poison pill would be something other than "our poison pill." The company does not state that during the during the 1-1/2 year span from the date of the submittal of this rule 14a-8 proposal through February 2009 that it would impossible for the company to have more than one active poison pill which would of necessity be "our" poison pill.

Additionally the company will not even make a commitment that it will not adopt a new poison pill during the two-days preceding its February 3, 2009 annual meeting. The company does not claim that if it adopts a new poison pill that such a pill would be something other than "our poison pill" and thereby subject to the text of the rule 14a-8 proposal.

The company claims that it was purely an innocent gesture, not intimidation, to give notice 4-months before the annual meeting, that it would strictly enforce the rules regarding a qualified representative making the required annual meeting presentation. Plus the company made this its final pitch its effort to have the rule 14a-8 proposal withdrawn.

For the above reasons it is respectfully requested that concurrence not be granted to the company on the purported basis of substantial implementation. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Pamela Patzke <ppatzke@oshtruck.com>
Oshkosh Truck Corporation (OSK)
Associate General Counsel - Corporate & Securities
2307 Oregon Street
P.O. Box 2566
Oshkosh, WI 54903-2566
Phone - 920-233-9301
Fax - 920-233-9231

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 29, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Oshkosh Truck Corporation
Incoming letter dated October 5, 2007

The proposal requests that the board take steps to redeem the company's poison pill or subject it to a shareholder vote.

We are unable to concur in your view that Oshkosh Truck may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Oshkosh Truck may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Oshkosh Truck did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Mary Beth Breslin
Special Counsel

END